SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

DCP MIDSTREAM, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

23311P100

(CUSIP Number)

Vanessa Allen Sutherland

Executive Vice President, Legal and Governmental Affairs,

General Counsel and Corporate Secretary

Phillips 66

2331 CityWest Boulevard

Houston, Texas 77042

(832) 765-3010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

William S. Anderson

Bracewell LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002-2770

(713) 221-1122

August 17, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23311P100	Page 2 of 23 Pages

1	NAMES OF REPORTING PERSONS DCP Midstream, LLC (“Midstream”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,472,363 Common Units
	8	SHARED VOTING POWER 66,887,618 Common Units†
	9	SOLE DISPOSITIVE POWER 51,472,363 Common Units
	10	SHARED DISPOSITIVE POWER 66,887,618 Common Units†

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,359,981 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC; OO — limited liability company

†

The number and percentage of common units representing limited partner interests (“Common Units”) of DCP Midstream, LP (the “Partnership”) reported as beneficially owned by Midstream in this Schedule 13D consists of the following: 50,874,908 Common Units owned by Midstream; 597,455 Common Units held in a rabbi trust established in connection with Midstream’s executive deferred compensation plan (the “Plan”), which Common Units were acquired by the Plan on the open market and are being held by the Plan for the sole purpose of funding the Plan’s deferred compensation liabilities associated with certain investment elections made by participants to invest in phantom units that are economically equivalent to Common Units; and 66,887,618 Common Units owned by the General Partner (as defined below), which Midstream may be deemed to beneficially own as the sole limited partner of the General Partner and the sole member of GP LLC (as defined below), which is the general partner of the General Partner.

CUSIP No. 23311P100	Page 3 of 23 Pages

1	NAMES OF REPORTING PERSONS DCP Midstream GP, LLC (“GP LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 66,887,618 Common Units††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 66,887,618 Common Units††

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,887,618 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO — limited liability company

††	GP LLC is the general partner of the General Partner. Therefore, GP LLC may be deemed to be the beneficial owner of 66,887,618 Common Units owned by the General Partner.

CUSIP No. 23311P100	Page 4 of 23 Pages

1	NAMES OF REPORTING PERSONS DCP Midstream GP, LP (the “General Partner”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 66,887,618 Common Units†††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 66,887,618 Common Units†††

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,887,618 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN — limited partnership

†††

Midstream is the sole member of GP LLC, which is the general partner of the General Partner, and Midstream owns all of the limited partner interests in the General Partner. As such, Midstream and GP LLC may be deemed to be beneficial owners of 66,887,618 Common Units owned by the General Partner.

CUSIP No. 23311P100	Page 5 of 23 Pages

1	NAMES OF REPORTING PERSONS Phillips 66 (“PSX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 118,359,981 Common Units††††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 118,359,981 Common Units††††

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,359,981 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

††††

PSX, through its wholly owned subsidiary, P66Co (as defined below), P66Co’s wholly owned subsidiary, P66 Project Shareholder (as defined below), P66 Project Shareholder’s wholly owned subsidiary, P66 Project Development (as defined below), and P66 Project Development’s wholly owned subsidiary, PGC (as defined below), which is the Class A Managing Member of Midstream, may be deemed to control Midstream and therefore may, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), be deemed to be the indirect beneficial owner of the Common Units that Midstream directly beneficially owns and indirectly beneficially owns as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner. Accordingly, the number and percentage of Common Units reported as beneficially owned by PSX in this Schedule 13D consists of the following: 51,472,363 Common Units directly owned by Midstream; and 66,887,618 Common Units owned by the General Partner, which Midstream may be deemed to beneficially own as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner.

CUSIP No. 23311P100	Page 6 of 23 Pages

1	NAMES OF REPORTING PERSONS Phillips 66 Company (“P66Co”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 118,359,981 Common Units†††††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 118,359,981 Common Units†††††

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,359,981 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

†††††

P66Co, through its wholly owned subsidiary, P66 Project Shareholder, P66 Project Shareholder’s wholly owned subsidiary, P66 Project Development, and P66 Project Development’s wholly owned subsidiary, PGC, which is the Class A Managing Member of Midstream, may be deemed to control Midstream and therefore may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the indirect beneficial owner of the Common Units that Midstream directly beneficially owns and indirectly beneficially owns as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner. Accordingly, the number and percentage of Common Units reported as beneficially owned by P66Co in this Schedule 13D consists of the following: 51,472,363 Common Units directly owned by Midstream; and 66,887,618 Common Units owned by the General Partner, which Midstream may be deemed to beneficially own as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner.

CUSIP No. 23311P100	Page 7 of 23 Pages

1	NAMES OF REPORTING PERSONS Phillips 66 Project Shareholder Inc. (“P66 Project Shareholder”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 118,359,981 Common Units††††††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 118,359,981 Common Units††††††

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,359,981 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

††††††

P66 Project Shareholder, through its wholly owned subsidiary, P66 Project Development, and P66 Project Development’s wholly owned subsidiary, PGC, which is the Class A Managing Member of Midstream, may be deemed to control Midstream and therefore may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the indirect beneficial owner of the Common Units that Midstream directly beneficially owns and indirectly beneficially owns as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner. Accordingly, the number and percentage of Common Units reported as beneficially owned by P66 Project Shareholder in this Schedule 13D consists of the following: 51,472,363 Common Units directly owned by Midstream; and 66,887,618 Common Units owned by the General Partner, which Midstream may be deemed to beneficially own as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner.

CUSIP No. 23311P100	Page 8 of 23 Pages

1	NAMES OF REPORTING PERSONS Phillips 66 Project Development Inc. (“P66 Project Development”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 118,359,981 Common Units†††††††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 118,359,981 Common Units†††††††

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,359,981 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

†††††††

P66 Project Development, through its wholly owned subsidiary, PGC, which is the Class A Managing Member of Midstream, may be deemed to control Midstream and therefore may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the indirect beneficial owner of the Common Units that Midstream directly beneficially owns and indirectly beneficially owns as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner. Accordingly, the number and percentage of Common Units reported as beneficially owned by P66 Project Development in this Schedule 13D consists of the following: 51,472,363 Common Units directly owned by Midstream; and 66,887,618 Common Units owned by the General Partner, which Midstream may be deemed to beneficially own as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner.

CUSIP No. 23311P100	Page 9 of 23 Pages

1	NAMES OF REPORTING PERSONS Phillips Gas Company LLC (“PGC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 118,359,981 Common Units††††††††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 118,359,981 Common Units††††††††

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,359,981 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO — limited liability company

††††††††

PGC, which is the Class A Managing Member of Midstream, may be deemed to control Midstream and therefore may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the indirect beneficial owner of the Common Units that Midstream directly beneficially owns and indirectly beneficially owns as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner. Accordingly, the number and percentage of Common Units reported as beneficially owned by PGC in this Schedule 13D consists of the following: 51,472,363 Common Units directly owned by Midstream; and 66,887,618 Common Units owned by the General Partner, which Midstream may be deemed to beneficially own as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner.

Page 10 of 23 Pages

EXPLANATORY NOTE

This Amendment No. 12 to Schedule 13D (“Amendment No. 12”) amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interests (“Common Units”) in DCP Midstream, LP (the “Partnership”) filed by Midstream (as defined below) and DCP LP Holdings, LLC on February 28, 2008 (the “Original Schedule 13D” and, as subsequently amended to date, the “Schedule 13D”). Only those items of the Schedule 13D that are being amended hereby are included herein.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	Name of Persons Filing this Statement:

(1)	DCP Midstream, LLC, a Delaware limited liability company (“Midstream”) and the sole member of GP LLC (as defined below).

(2)	DCP Midstream GP, LLC, a Delaware limited liability company (“GP LLC”) and the general partner of the General Partner (as defined below).

(3)	DCP Midstream GP, LP, a Delaware limited partnership (the “General Partner”).

(4)	Phillips 66, a Delaware corporation (“PSX”).

(5)	Phillips 66 Company, a Delaware corporation (“P66Co”).

(6)	Phillips 66 Project Shareholder Inc., a Delaware corporation (“P66 Project Shareholder”).

(7)	Phillips 66 Project Development Inc., a Delaware corporation (“P66 Project Development”).

(8)

Phillips Gas Company LLC, a Delaware limited liability company (“PGC” and, together with Midstream, GP LLC, the General Partner, PSX, P66Co, P66 Project Shareholder and P66 Project Development, the “Reporting Persons”).

(b)	Principal Business Address and Principal Office Address of Reporting Persons:

The principal business address and principal office address of GP LLC and the General Partner is 6900 E. Layton Ave, Suite 900, Denver, Colorado 80237.

The principal business address and principal office address of Midstream, PSX, P66Co, P66 Project Shareholder, P66 Project Development and PGC is 2331 CityWest Blvd., Houston, Texas 77042.

(c)	Present Principal Occupation or Principal Business:

(1)	The principal business of Midstream is to own, directly or indirectly, equity interests in GP LLC, the General Partner, the Partnership, and Gray Oak Pipeline, LLC.

(2)	The principal business of GP LLC is to serve as the general partner of the General Partner and own equity interests in the General Partner.

(3)	The principal business of the General Partner is to serve as the general partner of the Partnership and own equity interests in the Partnership.

Page 11 of 23 Pages

(4)	The principal business of PSX is to own all of the equity interests in P66Co.

(5)	The principal business of P66Co is to own and operate midstream, chemicals, refining, and marketing and specialties businesses.

(6)	The principal business of P66 Project Shareholder is to own equity interests in P66 Project Development.

(7)	The principal business of P66 Project Development is to own equity interests in midstream operating entities, including PGC.

(8)	The principal business of PGC is to own equity interests in Midstream.

Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), information regarding the directors and executive officers of GP LLC, PSX, P66Co, P66 Project Shareholder, P66 Project Development and PGC are set forth below (the “Listed Persons”). Midstream does not have directors and executive officers, as management of Midstream is exclusively vested in its two managing members. PGC is a managing member of Midstream. Pursuant to the Third A&R LLC Agreement (as defined below), PGC, except as otherwise provided therein, has the power to conduct, direct and manage all activities of Midstream associated with GP LLC, the General Partner and the Partnership. The General Partner does not have directors and executive officers, as management of the General Partner is exclusively vested in GP LLC, in its capacity as the general partner of the General Partner.

Page 12 of 23 Pages

DCP Midstream GP, LLC

Name	Business Address	Position	Principal Occupation	Amount Beneficially Owned
Wouter T. van Kempen	*	Chairman of the Board, President, and Chief Executive Officer	**	67,040***

Sean P. O’Brien	*	Group Vice President and Chief Financial Officer	**	16,500***

Donald A. Baldridge	*	President, Operations	**	20,689***

William L. Johnson	*	President, Operations	**	5,870***

George R. Green	*	Group Vice President and General Counsel	**	763***

Heather Crowder	****	Director	Vice President and General Tax Officer of Phillips 66	0

C. Todd Denton	****	Director	Senior Vice President of Health, Safety and Environment, and Projects of Phillips 66	2,750***

Fred J. Fowler	*	Director	Director of GP LLC	61,700***

William F. Kimble	*	Director	Director of GP LLC; Director of Liberty Oilfield Services Inc.; Director of Northern Oil & Gas, Inc.	27,600***

Brian Mandell	****	Director	Executive Vice President, Marketing and Commercial of Phillips 66	0

Kevin J. Mitchell	****	Director	Executive Vice President, Finance and Chief Financial Officer of Phillips 66	3,000***

Bill W. Waycaster	*	Director	Director of GP LLC	27,600***

*	The principal business address and principal office address of the executive officers and directors listed above is c/o DCP Midstream, LP, 6900 E. Layton Ave., Suite 900, Denver, Colorado 80237.
**	The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of GP LLC.
***	Less than 1%.
****	The principal business address and principal office address of the directors listed above is c/o Phillips 66, 2331 CityWest Blvd., Houston, Texas 77042.

Page 13 of 23 Pages

Phillips 66
Name	Business Address	Position	Principal Occupation	Amount Beneficially Owned

Mark E. Lashier	*	President and Chief Executive Officer, Director	**	0

Kevin J. Mitchell	*	Executive Vice President, Finance, and Chief Financial Officer	**	3,000***

J. Scott Pruitt	*	Vice President and Controller	**	0

Richard G. Harbison	*	Senior Vice President, Refining	**	0

Brian M. Mandell	*	Executive Vice President, Marketing and Commercial	**	0

Timothy D. Roberts	*	Executive Vice President, Midstream	**	0

Vanessa Allen Sutherland	*	Executive Vice President, Legal and Government Affairs, General Counsel and Corporate Secretary	**	0

Gary K. Adams	*	Director	**	0

Julie L. Bushman	*	Director	**	0

Lisa A. Davis	*	Director	**	0

Greg C. Garland	*	Executive Chairman of the Board, Director	**	0

Gregory J. Hayes	*	Director	Chairman and Chief Executive Officer of Raytheon Technologies Corporation	0

Charles M. Holley	*	Director	**	0

John E. Lowe	*	Director	Senior Executive Advisor to Tudor, Pickering, Holt & Co.	0

Denise L. Ramos	*	Director	**	0

Denise R. Singleton	*	Director	Executive Vice President, General Counsel and Secretary of WestRock Company	0

Douglas T. Terreson	*	Director	**	0

Glenn F. Tilton	*	Director	**	0

Marna C. Whittington	*	Director	**	0

*	The principal business address and principal office address of the executive officers and directors listed above is c/o Phillips 66, 2331 CityWest Blvd., Houston, Texas 77042.
**	The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of PSX.
***	Less than 1%.

Page 14 of 23 Pages

Phillips 66 Company
Name	Business Address	Position	Principal Occupation	Amount Beneficially Owned

Mark E. Lashier	*	President and Chief Executive Officer	**	0

Kevin J. Mitchell	*	Executive Vice President, Finance, and Chief Financial Officer	**	3,000***

J. Scott Pruitt	*	Vice President and Controller	**	0

Richard G. Harbison	*	Senior Vice President, Refining	**	0

Brian M. Mandell	*	Executive Vice President, Marketing and Commercial	**	0

Timothy D. Roberts	*	Executive Vice President, Midstream	**	0

Vanessa Allen Sutherland	*	Executive Vice President, Legal and Government Affairs, General Counsel and Corporate Secretary, Director	**	0

Judith A. Vincent	*	Vice President and Treasurer, Director	Vice President and Treasurer of Phillips 66	0

*	The principal business address and principal office address of the executive officers and directors listed above is c/o Phillips 66, 2331 CityWest Blvd., Houston, Texas 77042.
**	The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of PSX.
***	Less than 1%.

Page 15 of 23 Pages

Phillips 66 Project Shareholder Inc.
Name	Business Address	Position	Principal Occupation	Amount Beneficially Owned
Timothy D. Roberts	*	President	**	0

Benjamin Hur	*	Vice President	Vice President, Midstream, Commercial & Business Development of Phillips 66	0

Julie P. Pradel	*	Vice President and Secretary	Deputy General Counsel of Phillips 66	0

Judith A. Vincent	*	Vice President and Treasurer, Director	Vice President and Treasurer of Phillips 66	0

Vanessa Allen Sutherland	*	Director	**	0

*	The principal business address and principal office address of the executive officers and directors listed above is c/o Phillips 66, 2331 CityWest Blvd., Houston, Texas 77042.
**	The principal occupation of the executive officers and directors listed above is their position as an executive officer of PSX.

Phillips 66 Project Development Inc.
Name	Business Address	Position	Principal Occupation	Amount Beneficially Owned
Timothy D. Roberts	*	President	**	0

Benjamin Hur	*	Vice President	Vice President, Midstream, Commercial & Business Development of Phillips 66	0

Judith A. Vincent	*	Vice President and Treasurer, Director	Vice President and Treasurer of Phillips 66	0

Julie P. Pradel	*	Vice President and Secretary	Deputy General Counsel of Phillips 66	0

Vanessa Allen Sutherland	*	Vice President, Director	**	0

*	The principal business address and principal office address of the executive officers and directors listed above is c/o Phillips 66, 2331 CityWest Blvd., Houston, Texas 77042.
**	The principal occupation of the executive officers and directors listed above is their position as an executive officer of PSX.

Page 16 of 23 Pages

Phillips Gas Company LLC
Name	Business Address	Position	Principal Occupation	Amount Beneficially Owned
Kevin J. Mitchell	*	President	**	3,000***

Judith A. Vincent	*	Vice President and Treasurer	Vice President and Treasurer of Phillips 66	0

Julie P. Pradel	*	Vice President and Secretary	Deputy General Counsel of Phillips 66	0

*	The principal business address and principal office address of the executive officers listed above is c/o Phillips 66, 2331 CityWest Blvd., Houston, Texas 77042.

**	The principal occupation of the executive officers listed above is their position as an executive officer of PSX.

***	Less than 1%.

(d)	None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each of the natural persons identified in this Item 2 is a U.S. citizen. Mr. van Kempen is a dual citizen of the U.S. and the Netherlands.

Item 3. Source and Amount of Funds or Other Consideration.

The information previously provided in response to this Item 3 is hereby amended and supplemented by adding the following paragraphs:

Third Amended and Restated Limited Liability Agreement of DCP Midstream, LLC

On August 17, 2022, Phillips 66 and Enbridge Inc. (“Enbridge”), through their respective subsidiaries, entered into an Agreement and Plan of Merger (the “Merger Agreement”) for the purpose of realigning their respective economic and governance interests in the Partnership and Gray Oak Pipeline, LLC, through the merger of existing joint ventures owned by Phillips 66 and Enbridge.

On August 17, 2022, PGC and Spectra Energy DEFS Holding, LLC, an indirect wholly owned subsidiary of Enbridge (“Spectra DEFS Holding”), as the members of Midstream, entered into a Third Amended and Restated Limited Liability Agreement of DCP Midstream, LLC, effective on August 17, 2022 (the “Third A&R LLC Agreement”), which, among other things, designated PGC as the Class A Managing Member of Midstream. As the Class A Managing Member, PGC, except as otherwise provided in the Third A&R LLC Agreement, has the power to conduct, direct and manage all activities of Midstream associated with the Partnership and each of its subsidiaries, GP LLC and the General Partner and, in each case, the businesses, activities, assets and liabilities thereof. The Third A&R LLC Agreement also provides that PGC has the power to exercise Midstream’s rights to appoint or remove any director of GP LLC and vote any Common Units that are owned directly or indirectly by Midstream.

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The foregoing summaries of the Merger Agreement and Third A&R LLC Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Third A&R LLC Agreement, copies of which are filed as Exhibits 10.8 and 10.9, respectively, to this Amendment No. 12 and incorporated herein by reference.

Item 4. Purpose of Transaction.

The information previously provided in response to this Item 4 is hereby amended and supplemented by adding the following paragraphs:

The information provided or incorporated by reference into Item 3 of this Amendment No. 12 is hereby incorporated by reference into this Item 4.

On August 17, 2022, PSX submitted a non-binding proposal (the “Proposal”) to the board of directors of GP LLC (the “Board”) offering to acquire all of the outstanding Common Units not already owned by Midstream or its subsidiaries at a cash purchase price of $34.75 per Common Unit. The Proposal is subject to the terms and conditions as described therein.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the full text thereof filed as Exhibit 99.2 to this Amendment No. 12 and is incorporated herein by reference.

There can be no assurance that any discussions that may occur between PSX and the Partnership with respect to PSX’s offer will result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a transaction and the consummation of any such transaction is subject to a number of contingencies, which are beyond the control of PSX, including the satisfactory completion of due diligence, the approval of a special committee consisting of one or more of the independent directors of the Board authorized to evaluate the transaction, the approval of the Board, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement.

PSX does not intend to disclose developments with respect to the foregoing unless and until the Partnership and PSX have approved a specific transaction, if any, and PSX and the Partnership have then entered into a definitive agreement to effect such transaction, except as may be required by law.

The Reporting Persons may, directly or through one or more affiliates, from time to time or at any time, acquire or seek to acquire additional Common Units either in the open market or in private transactions, or dispose of or seek to dispose of all or a portion of such Common Units now owned or hereafter acquired. In addition, the Reporting Persons may, directly or through one or more affiliates, from time to time or at any time, (i) engage in discussions with or make proposals to the Board, other unitholders of the Partnership, and/or other third parties, or (ii) encourage, cause or seek to cause the Partnership or any of such persons: to consider or explore extraordinary corporate transactions involving the Partnership, including, among other things, a merger, reorganization, consolidation or other take-private transaction that could result in the de-listing or de-registration of the Common Units; sales or acquisitions of assets or businesses; joint ventures; changes to the Partnership’s capitalization or distributions, including reductions in the amount of quarterly distributions to holders of Common Units; or other material changes to the Partnership’s business or capital or governance structure. Any action or actions the Reporting Persons may undertake with respect to their investment in the Partnership will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the Partnership’s business, prospects, and/or financial condition, the market for the Common Units, general economic conditions, regulatory matters, tax considerations, debt and/or stock market conditions, other opportunities available to the Reporting Persons, and other factors and future developments.

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Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	(1)	Midstream is the direct beneficial owner of 51,472,363 Common Units, inclusive of 597,455 Common Units held in a rabbi trust established in connection with its executive deferred compensation plan, which represents approximately 24.7% of the Common Units outstanding as of August 26, 2022. In its capacity as the sole member of GP LLC, the general partner of the General Partner, and its capacity as the sole owner of the limited partner interests in the General Partner, Midstream may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the indirect beneficial owner of 66,887,618 Common Units owned directly by the General Partner, which represents approximately 32.1% of the Common Units outstanding as of August 26, 2022, or, together with the Common Units owned directly by Midstream, approximately 56.8% of the Common Units outstanding as of August 26, 2022.

(2)

GP LLC is the direct beneficial owner of 0 Common Units, representing 0.0% of the Common Units outstanding as of August 26, 2022. In its capacity as the general partner of the General Partner, GP LLC may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the indirect beneficial owner of 66,887,618 Common Units owned directly by the General Partner, which represents approximately 32.1% of the Common Units outstanding as of August 26, 2022.

(3)	The General Partner is the direct beneficial owner of 66,887,618 Common Units, which represents approximately 32.1% of the Common Units outstanding as of August 26, 2022.

(4)

PSX, through its wholly owned subsidiary, P66Co, P66Co’s wholly owned subsidiary, P66 Project Shareholder, P66 Project Shareholder’s wholly owned subsidiary, P66 Project Development, and P66 Project Development’s wholly owned subsidiary, PGC, which is the Class A Managing Member of Midstream, may be deemed to control Midstream and therefore may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the indirect beneficial owner of the Common Units that Midstream directly beneficially owns and indirectly beneficially owns as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner. Accordingly, the number and percentage of Common Units reported as beneficially owned by PSX in this Schedule 13D consists of the following: 51,472,363 Common Units directly owned by Midstream; and 66,887,618 Common Units owned by the General Partner, which Midstream may be deemed to beneficially own as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner, which represents approximately 32.1% of the Common Units outstanding as of August 26, 2022, or, together with the Common Units owned directly by Midstream, approximately 56.8% of the Common Units outstanding as of August 26, 2022.

(5)

P66Co, through its wholly owned subsidiary, P66 Project Shareholder, P66 Project Shareholder’s wholly owned subsidiary, P66 Project Development, and P66 Project Development’s wholly owned subsidiary, PGC, which is the Class A Managing Member of Midstream, may be deemed to control Midstream and therefore may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the indirect beneficial owner of the Common Units that Midstream directly beneficially owns and indirectly beneficially owns as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner. Accordingly, the number and percentage of Common Units reported as beneficially owned by P66Co in this Schedule 13D consists of the following: 51,472,363 Common Units directly owned by Midstream; and 66,887,618 Common Units owned by the General Partner, which Midstream may be deemed to beneficially own as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner, which represents approximately 32.1% of the Common Units outstanding as of August 26, 2022, or, together with the Common Units owned directly by Midstream, approximately 56.8% of the Common Units outstanding as of August 26, 2022.

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(6)

P66 Project Shareholder, through its wholly owned subsidiary, P66 Project Development, and P66 Project Development’s wholly owned subsidiary, PGC, which is the Class A Managing Member of Midstream, may be deemed to control Midstream and therefore may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the indirect beneficial owner of the Common Units that Midstream directly beneficially owns and indirectly beneficially owns as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner. Accordingly, the number and percentage of Common Units reported as beneficially owned by P66 Project Shareholder in this Schedule 13D consists of the following: 51,472,363 Common Units directly owned by Midstream; and 66,887,618 Common Units owned by the General Partner, which Midstream may be deemed to beneficially own as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner, which represents approximately 32.1% of the Common Units outstanding as of August 26, 2022, or, together with the Common Units owned directly by Midstream, approximately 56.8% of the Common Units outstanding as of August 26, 2022.

(7)

P66 Project Development, through its wholly owned subsidiary, PGC, which is the Class A Managing Member of Midstream, may be deemed to control Midstream and therefore may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the indirect beneficial owner of the Common Units that Midstream directly beneficially owns and indirectly beneficially owns as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner. Accordingly, the number and percentage of Common Units reported as beneficially owned by P66 Project Development in this Schedule 13D consists of the following: 51,472,363 Common Units directly owned by Midstream; and 66,887,618 Common Units owned by the General Partner, which Midstream may be deemed to beneficially own as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner, which represents approximately 32.1% of the Common Units outstanding as of August 26, 2022, or, together with the Common Units owned directly by Midstream, approximately 56.8% of the Common Units outstanding as of August 26, 2022.

(8)

PGC, which is the Class A Managing Member of Midstream, may be deemed to control Midstream and therefore may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the indirect beneficial owner of the Common Units that Midstream directly beneficially owns and indirectly beneficially owns as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner. Accordingly, the number and percentage of Common Units reported as beneficially owned by PGC in this Schedule 13D consists of the following: 51,472,363 Common Units directly owned by Midstream; and 66,887,618 Common Units owned by the General Partner, which Midstream may be deemed to beneficially own as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner, which represents approximately 32.1% of the Common Units outstanding as of August 26, 2022, or, together with the Common Units owned directly by Midstream, approximately 56.8% of the Common Units outstanding as of August 26, 2022.

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(9)	The information provided in response to Item 2 regarding the aggregate number and percentage of Common Units beneficially owned by the Listed Persons is incorporated herein by reference.

(10)	The Reporting Persons disclaim beneficial ownership of the Common Units except to the extent of their respective pecuniary interests therein.

(b)	The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c)

None of the General Partner, Midstream, GP LLC, PSX, P66Co, P66 Project Shareholder, P66 Project Development, PGC or any Listed Person has effected any transactions in the Common Units within the past 60 days, except that on August 4, 2022, the Partnership issued 3,800 Common Units to each of Messrs. Fowler, Kimble and Waycaster as payment of the annual equity retainer to the non-employee directors of GP LLC, and on August 23, 2022, Mr. Denton sold a total of 2,750 Common Units in open market transactions effected by one broker-dealer as follows:

Number of Common Units	Price
1,120	$39.21
50	$39.19
653	$39.18
114	$39.20
813	$39.30

(d)

PGC owns a 76.64% Class A Percentage Interest (as defined in the Third A&R LLC Agreement) in Midstream and Spectra DEFS Holding owns a 23.36% Class A Percentage Interest in Midstream. The Class A Membership Interests (as defined in the Third A&R LLC Agreement) in Midstream held by PGC and Spectra DEFS Holding represent such member’s share of the right to receive distributions from, or the proceeds from the sale of, the Common Units owned directly by Midstream (excluding the Common Units held in a rabbi trust in connection with Midstream’s executive deferred compensation plan) and the General Partner. See Item 2 for the information applicable to the Listed Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information previously provided in response to this Item 6 is hereby amended and supplemented by adding the following:

The information provided or incorporated by reference into Item 3 of this Amendment No. 12 is hereby incorporated by reference into this Item 6.

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Item 7. Material to be Filed as Exhibits.

The information previously provided in response to this Item 7 is hereby amended and supplemented by adding the following:

Exhibit Number	Description

Exhibit 10.8	Agreement and Plan of Merger entered into as of August 17, 2022, by and among Enbridge (U.S.) Inc., Enbridge Holdings (Gray Oak) LLC, Spectra Energy DEFS Holding, LLC, Phillips 66 Company, Phillips Gas Company LLC, DCP Midstream, LLC, and Gray Oak Holdings LLC (incorporated by reference to Exhibit 99.3 to Phillips 66’s Current Report on Form 8-K (File No. 001-35349) filed on August 18, 2022).

Exhibit 10.9	Third Amended and Restated Limited Liability Agreement of DCP Midstream, LLC, dated as of August 17, 2022 (incorporated by reference to Exhibit 99.4 to Phillips 66’s Current Report on Form 8-K (File No. 001-35349) filed on August 18, 2022).

Exhibit 99.2	Proposal, dated August 17, 2022, from Phillips 66 to the Board of Directors of DCP Midstream GP, LLC.

Exhibit 99.3	Joint Filing Agreement, dated August 26, 2022, among DCP Midstream, LLC, DCP Midstream GP, LLC, DCP Midstream GP, LP, Phillips 66, P66Co, P66 Project Shareholder, P66 Project Development and PGC, regarding filing of Schedule 13D.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 26, 2022	DCP Midstream, LLC

By: Phillips Gas Company LLC, its Class A Managing Member

		By:	/s/ Kevin J. Mitchell
Name: Kevin J. Mitchell
Title: President

DCP Midstream GP, LLC

		By:	/s/ Kamal Gala
Name: Kamal Gala
Title: Corporate Secretary

DCP Midstream GP, LP

By: DCP Midstream GP, LLC, its general partner

		By:	/s/ Kamal Gala
Name: Kamal Gala
Title: Corporate Secretary

Phillips 66

	By:	/s/ Timothy D. Roberts
Name: Timothy D. Roberts
Title: Executive Vice President, Midstream

Phillips 66 Company

	By:	/s/ Timothy D. Roberts
Name: Timothy D. Roberts
Title: Executive Vice President, Midstream

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Phillips 66 Project Shareholder Inc.

By:	/s/ Timothy D. Roberts
Name: Timothy D. Roberts
Title: President

Phillips 66 Project Development Inc.

By:	/s/ Timothy D. Roberts
Name: Timothy D. Roberts
Title: President

Phillips Gas Company LLC

By:	/s/ Kevin J. Mitchell
Name: Kevin J. Mitchell
Title: President